Mail Stop 6010
Via Facsimile and U.S. Mail

July 17, 2007

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for the year ended June 30, 2005**
> **Filed September 12, 2005**
> **Form 8-K/A (Amendment No. 2) Dated April 26, 2007**
> **Filed June 15, 2007**
> **File No. 1-11373**

Dear Mr. Henderson:

We have read your June 18, 2007 letter and the changes you have made in your amended April 26, 2007 Form 8-K in response to our May 11, 2007 letter related to issues raised in our review of your Form 10-K for the year ended June 30, 2005. We have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures.

April 26, 2007 Form 8-K/A (Amendment No. 2)

Exhibit 99.01

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations

Bulk and Non-Bulk Customers, page 9

1. Please refer to your June 18, 2007 response to the first bullet of comment 1 of our May 11, 2007 letter and clarify for us why you have had to allocate "cost of product" between bulk and non-bulk customers' segment expenses in determining bulk and non-bulk segment profit. In your June 12, 2006 letter (under your response to comment 1(b) of our April 21, 2006) and in your August 22, 2006 letter (under your response to comment 1(f) of our August 14, 2006 letter), you

asserted that "the Company does track the cost of product…on bulk transactions." If you do not track "cost of product," please reconcile for us the accuracy of that assertion to your assertions in your June and August 2006 letters.

2. Please refer to the segment expense allocation bullets on the top of page 10.

- *Cost of products sold*: "based upon the inventory and sales mix of customers and products within each classification and by applying calculated margin rate earned on these customers and products;"
- *Warehouse expense*: "based upon the number of invoice lines filled by customer;
- *Delivery expense*: "based upon invoices generated;" and
- *Sales expense*: "based upon invoices generated;"

For each allocation indicated above, please clarify for us in disclosure-type format what the "based upon" means so that an investor may understand each allocation method and why you believe the method makes sense for the particular expense category. In doing so please ensure that you describe the nature of the expense included in each category and that you clarify certain terms that are used such as "inventory and sales mix," "calculated margin rate," "invoice lines" and "invoices generated."

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant